EXHIBIT E

                            DIVIDEND REINVESTMENT AND
                               CASH PURCHASE PLAN

Dear Shareholder:

          We are pleased that you have chosen to invest in DREYFUS STRATEGIC MUNICIPALS, INC. (the "Fund") and are happy to provide you with a Dividend Reinvestment and Cash Purchase Plan (the "Plan") for the automatic reinvestment of your dividends and capital gains distributions. The Plan also allows you to make optional cash investments in Fund shares through The Bank of New York, the Plan Agent. The features of the Plan are described in this brochure. To participate, your Fund shares must be registered in your name.

          You may withdraw from the Plan at any time and hereby elect to receive cash instead of shares of the Fund. No penalty will be imposed if you withdraw from the Plan, and if you previously have withdrawn from the Plan, you may rejoin it at any time.

          We invite you to review the Plan. If your Fund shares are registered in your own name, you automatically are enrolled as a participant in the Plan. If you do not wish to be participant in the Plan, simply complete and mail the withdrawal card in the enclosed business reply envelope. If your shares are registered in nominee or "street" name through your broker/dealer, you may not participate in the Plan; however, you should contact your broker/dealer to see if it offers a similar service under which you may elect to have cash dividends and distributions reinvested by your broker/dealer in additional Fund shares.


                                    Sincerely,

                                    --------------------
                                    President

HOW DOES THE DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN WORK?

          The Dividend Reinvestment and Cash Purchase Plan (the "Plan") offers you, as a shareholder of DREYFUS STRATEGIC MUNICIPALS, INC. (the "Fund"), a convenient way to reinvest your dividends and capital gains distributions in Fund shares. The Plan also allows you to make optional cash investments in Fund Shares. The fund will distribute to shareholders, at least monthly, substantially all of its net investment income and currently expects to distribute substantially all of its net realized capital gains once a year, or on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code.

          When the Fund declares a dividend or a distribution, participants in the Plan will receive the equivalent in shares of the Fund valued at the lower of market price or net asset value, as described below.

          1) On the record date of the dividend or distribution, if the shares of the Fund are trading below net asset value, or if the Fund declares a dividend or other distribution payable only in cash, The Bank of New York, as agent for the participants, will buy Fund shares in the open market on the New York Stock Exchange for participants' accounts.

          2) On the record date of the dividend or distribution, if the market price of the shares of the Fund is equal to or greater than net asset value, participants will be issued new shares by the Fund at net asset value. Shares issued by the Fund will not be issued at a discount of more than 5% from the then current market value of the Fund's shares.

          As a participant in the Plan, the entire amount of your distribution will be reinvested automatically in additional Fund shares. For any balance that is insufficient to purchase a full share, The Bank of New York will credit your account with fractional shares computed to three decimal places. The fractional share position is included in all subsequent distributions, and you have voting rights on all full and fractional shares acquired under the Plan.

          Any stock dividends or split shares distributed by the Fund on shares held by The Bank of New York for you will be credited to your account. In the event that the Fund makes available to its shareholders rights to purchase additional shares or other securities, the shares held for you under the Plan will be added to other shares held by you in calculating the number of rights to be issued to you.

          The Bank of New York's fees for handling the reinvestment of distributions will be paid by the Fund. However, when shares are purchased on the New York Stock Exchange or otherwise in the open market, each participant will pay a pro rata portion of brokerage commissions. Brokerage charges for purchasing shares through the Plan are expected to be less than the usual brokerage charges for individual transactions because The Bank of New York will purchase stock for all participants in blocks, resulting in lower commissions for each individual participant. No brokerage fees are charged for shares issued directly by the Fund.

HOW DO SHAREHOLDERS PARTICIPATE IN THE PLAN?

          To participate in the Plan, your Fund shares must be registered in your own name and not held in nominee or "street" name with your broker/dealer. If your Fund shares are registered in your own name, you automatically participate in the Plan. If your Fund shares are registered in nominee or "street" name you will not be able to participate in the Plan; however, your broker/ dealer may offer a similar service under which you may elect to have cash dividends and distributions reinvested by your broker/dealer in additional Fund Shares. If your broker/dealer does not provide this service, your distributions will be treated like any other cash dividend.

HOW DO PARTICIPANTS WITHDRAW FROM THE PLAN?

          A participant in the Plan may elect to withdraw from the Plan at any time without penalty by completing and mailing the withdrawal card in the enclosed business reply envelope or by written notice addressed to The Bank of New York. Termination will be effective immediately if your notice is received by The Bank of New York not less than ten days prior to any dividend or distribution record date; otherwise such termination will be effective on the first trading day after the payment date for such dividend or distribution with respect to any subsequent dividend or distribution.

          If you elect to withdraw, you may choose to (i) receive without charge stock certificates issued in your name for all full shares and a check for the value of any fractional shares in your account, or (ii) instruct The Bank of New York to sell your full or fractional shares and send you the proceeds. There will be a service fee of $2.50 for terminating an account.

WHAT ARE THE TAX IMPLICATIONS FOR PARTICIPANTS?

          You will receive tax information annually for your personal records and to help you prepare your federal income tax return. The automatic reinvestment of dividends and capital gains distributions does not relieve you of any income tax which may be payable on such dividends or distributions.

          When the Fund issues shares upon reinvestment of a dividend or capital gains distribution, for U.S. federal income tax purposes, the amount reportable in respect of the reinvested amount of the dividend or distribution will be the fair market value of the shares received as of the payment date.

HOW DO PARTICIPANTS MAKE VOLUNTARY CASH PURCHASES?

          Plan participants have the option of making additional investments in Fund shares through The Bank of New York. You may invest any amount from $1,000 to $10,000 semi-annually. The Bank of New York will use all funds received to purchase Fund shares on or about January 15 and July 15, unless the Plan is terminated. Any voluntary cash payments received more than 30 days prior to these dates will be returned by The Bank of New York, and interest will not be paid on any uninvested cash payments. To avoid unnecessary cash accumulations, and also to allow ample time for receipt and processing by The Bank of New York, it is suggested that participants send in voluntary cash payments to be received by The Bank of New York approximately ten days before January 15 or July 15. A participant may withdraw a voluntary cash payment by written notice, if the notice is received by The Bank of New York not less than 48 hours before the payment is to be invested. A shareholder who owns Fund shares registered in nominee or "street" name should consult his broker/dealer to determine whether a similar cash purchase option is available through his broker/ dealer. Participants in the Plan should send checks for voluntary cash purchases to the following address: The Bank of New York, Dividend Reinvestment Service, Church Street Station, P.O. Box 11002, New York, New York 10277-0702.

          The Bank of New York will charge a participant in the Plan $1.25 for each purchase made from a voluntary cash payment plus a pro rata share of the brokerage commissions. Brokerage charges for purchasing small amounts of stock for individual accounts through the Plan are expected to be less than the usual brokerage charges for such transactions because The Bank of New York will be purchasing stock for all participants in blocks and prorating the lower commission thus obtainable. Brokerage commissions will vary based on, among other things, the broker selected to effect a particular purchase and the number of participants on whose behalf such purchase is being made. The Fund cannot predict, therefore, whether the cost to a participant in the Plan who makes a voluntary cash payment will be less than if a participant were to make an open market purchase of the Fund's shares on his own behalf.

ADDITIONAL INFORMATION

          The price at which The Bank of New York will be deemed to have acquired Fund shares in the open market for participants' accounts shall be the average price (including brokerage commissions) of all shares purchased by it for all participants in the Plan. The average price per share may be greater, due to market fluctuations, than the net asset value per share.

          Under certain circumstances, the rules and regulations of the Securities and Exchange Commission may require limitation or temporary suspension of market purchases of shares under the Plan. The Bank of New York will not be accountable for its inability to make purchases during such a period.

          Neither The Bank of New York nor its nominee or nominees shall have any responsibility beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan nor shall they have any duties, responsibilities or liabilities except such as are expressly set forth herein. Neither shall they be liable under the Plan for any act done in good faith or for any good faith omission to act, including, without limitation, failure to terminate a participant's account prior to receipt of written notice of his death or with respect to the timing or the price of any purchase.

          Participants' accounts and the Plan shall be governed by and construed in accordance with the laws of the State of New York and the rules of the Securities and Exchange Commission.

          If you have shares registered in your own name, please address all notices, correspondence, questions, or other communications regarding the Plan to:

                              THE BANK OF NEW YORK
                          DIVIDEND REINVESTMENT SERVICE
                                 P.O. BOX 11002
                              CHURCH STREET STATION
                          NEW YORK, NEW YORK 10277-0702
                                 1-800-524-4458

          Experience under the Plan may indicate that changes are desirable. Either the Fund or The Bank of New York may amend or terminate the Plan. Participants will receive written notice at least 90 days before the effective date of any amendment. In the case of termination, participants will receive written notice at least 90 days before the record date of any dividend or capital gains distribution by the Fund.

                                DREYFUS STRATEGIC
                                MUNICIPALS, INC.
                                 200 Park Avenue
                            New York, New York 10166

                               Investment Adviser:
                             THE DREYFUS CORPORATION

                            Shareholder Inquiries to:
                       DREYFUS STRATEGIC MUNICIPALS, INC.
                            c/o The Bank of New York
                          Dividend Reinvestment Service
                                 P.O. Box 11002
                              Church Street Station
                          New York, New York 10277-0702
                            Telephone: 1-800-524-4458